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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 14D-9


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


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                    AMERICAN RETIREMENT VILLAS PROPERTIES II
                           (Name of Subject Company)


                    AMERICAN RETIREMENT VILLAS PROPERTIES II
                      (Name of Person(s) Filing Statement)

                           Limited Partnership Units
                         (Title of Class of Securities)



                             ----------------------
                     (CUSIP Number of Class of Securities)


                               SHEILA M. MULDOON
                       VICE PRESIDENT AND GENERAL COUNSEL
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400


            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)


                                   COPIES TO:


                               WILLIAM J. CERNIUS
                                LATHAM & WATKINS
                       650 TOWN CENTER DRIVE, SUITE 2000
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 540-1235



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ITEM 1 - SECURITY AND SUBJECT COMPANY

      The name of the subject company is American Retirement Villas Properties II, a California limited partnership (the "Partnership"), and the address of the Partnership is 245 Fischer Avenue, D-1, Costa Mesa, California 92626. The title of the class of security to which this statement relates is the limited partnership units of the Partnership (the "Units").

ITEM 2 - TENDER OFFER OF THE BIDDER

      This statement relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), each dated July 26, 1996, of the bidder, ARV Assisted Living, Inc., a California corporation and the Managing General Partner of the Partnership (the "Company"), to purchase any and all outstanding Units at $720.00 per Unit, less second quarter distributions and without interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal both dated July 26, 1996 (which together constitute the "Offer to Purchase") which are filed herewith as Exhibits 99.1 and 99.2. The address of the Company is 245 Fischer Avenue, D-1, Costa Mesa, California 92626. The information in the INTRODUCTION and "THE OFFER" -
Section 9 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 3 - IDENTITY AND BACKGROUND

      (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

      (b) The information in the INTRODUCTION, "SPECIAL FACTORS - Unitholder Considerations, "SPECIAL FACTORS - Background of the Offer," "SPECIAL FACTORS - Interests of Certain Persons," and "THE OFFER" - Section 9 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4 - THE SOLICITATION OR RECOMMENDATION

      (a), (b)  The information set forth in the INTRODUCTION, "SPECIAL FACTORS
- - Fairness of the Transaction; Position of the General Partners" and "SPECIAL FACTORS - Appraisals" of the Offer to Purchase is incorporated herein by reference.

ITEM 5 - PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      The information set forth in the INTRODUCTION, "SPECIAL FACTORS - Background of the Transactions" and "THE OFFER" - Section 13 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.




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ITEM 6 - RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

      (a) To the Partnership's knowledge, except for the tender offer of May 16, 1996 conducted by the Company as described in the INTRODUCTION of the Offer to Purchase and incorporated herein by reference, no transactions in the Units have been effected during the past sixty days by the Partnership or its General Partners or affiliates.

      (b) No General Partner or affiliate of the Partnership, other than the Company, holds any Units of the Partnership.

ITEM 7 - CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

      (a) Except as set forth in Item 3(b) hereof, the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Partnership or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

      (b) Except as set forth in Item 3(b) hereof, there are no transactions, board resolutions, agreements in principal or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8 - ADDITIONAL INFORMATION TO BE FURNISHED

      The information contained in the Offer to Purchase filed as Exhibit 99,1 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996 is incorporated herein by reference.

ITEM 9 - MATERIAL TO BE FILED AS EXHIBITS

      99.1  Offer to Purchase dated July 26, 1996 (incorporated by reference to
            Exhibit 99.1 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

      99.2 Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

      99.3  Form of Letter to Unitholders (incorporated by reference to Exhibit
            99.3 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

      99.4 Form of Text of Press Release dated July 26, 1996 (incorporated by reference to Exhibit 99.6 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

      99.5 Limited Partnership Agreement of American Retirement Villas Properties II (incorporated by reference to the Partnership's Prospectus dated May 10, 1989, included in its Registration Statement on Form S-1 (No. 33-20365)).

      99.6 Property Management Agreement between American Retirement Villas Properties II and American Retirement Villas Corporation.



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                                   Signature
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            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    AMERICAN RETIREMENT VILLAS PROPERTIES II

                                    By:  ARV ASSISTED LIVING, INC.
                                         Managing General Partner


                                         By:    /s/ GARY L. DAVIDSON
                                             ---------------------------------
                                              Name:   Gary L. Davidson
                                              Title:  Chairman of the Board
                                              Date:   July 26, 1996





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                                 EXHIBIT INDEX


                                                                         Sequentially
Exhibit                                                                    Numbered
Number                  Description                                          Page
- -------                 -----------                                      ------------
99.1        Offer to Purchase dated July 26, 1996 (incorporated
            by reference to Exhibit 99.1 to the Company's Tender
            Offer Statement on Schedule 14D-1 dated July 26, 1996).

99.2 Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

99.3 Form of Letter to Unitholders (incorporated by reference to Exhibit 99.3 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

99.4        Form of Text of Press Release dated July 26, 1996
            (incorporated by reference to Exhibit 99.6 to the Company's Tender Offer Statement on Schedule 14D-1 dated July 26, 1996).

99.5        Limited Partnership Agreement of American Retirement
            Villas Properties II (incorporated by reference to the Partnership's Prospectus dated May 10, 1989, included in its Registration Statement on Form S-1 (No. 33-20365)).

99.6        Property Management Agreement between American Retirement
            Villas Properties II and American Retirement Villas
            Corporation (incorporated by reference to Exhibit 99.6 to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 dated May 16, 1996).


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